                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)


                              Calico Commerce, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                                  Common Stock

                         ------------------------------
                         (Title of Class of Securities)


                                    129897104
                                 --------------
                                 (CUSIP Number)


                                 Keith A. Flaum
                               Cooley Godward LLP
                             Five Palo Alto Square
                              3020 El Camino Real
                               Palo Alto, CA 94306
                                 (650) 843-5000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               February 20, 2002
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



                                       1.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only)

         Arthur F. Knapp
--------------------------------------------------------------------------------
(2)      Check The Appropriate Box If A Member Of A Group                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source Of Funds*

         PF
--------------------------------------------------------------------------------
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d)[ ] Or 2(e) [ ]
--------------------------------------------------------------------------------
(6)      Citizenship Or Place Of Organization

         United States
--------------------------------------------------------------------------------
Number Of Shares              (7)  Sole Voting Power                3,591,071
Beneficially Owned By Each
Reporting Person With         (8)  Shared Voting Power              0

                              (9)  Sole Dispositive Power           3,591,071

                              (10) Shared Dispositive Power         0

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                    3,591,071
--------------------------------------------------------------------------------
(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(13)     Percent Of Class Represented By Amount In Row (11)

                    10.1%
--------------------------------------------------------------------------------
(14)     Type Of Reporting Person

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       2.

                                 Schedule 13D/A


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate amount of funds required to purchase the 3,591,071 shares of Common Stock was approximately $2,946,244, which was paid out of the reporting person's personal funds.


                                       3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date of this Statement, the reporting person beneficially owned an aggregate of 3,591,071 shares of Common Stock, which represent approximately 10.1% of the 35,414,504 shares of Common Stock outstanding on January 31, 2002 as reported in the Issuer's Form 10-Q for the period ended December 31, 2001.

        (b) The reporting person has the sole power to vote the 3,591,071 shares of Common Stock.

        (c) The transactions in shares effected by the reporting person during past 60 days include:

                               Nature of
      Name                    Transaction*        Date of Transaction      Number of Shares        Price Per Share
      ----                    ------------        -------------------      ----------------        ---------------
Arthur F. Knapp                 Purchase                12/20/01                10,000                 $0.150
Arthur F. Knapp                 Purchase                12/21/01                10,182                 $0.150
Arthur F. Knapp                 Purchase                12/26/01                10,000                 $0.160
Arthur F. Knapp                 Purchase                12/27/01                20,000                 $0.170
Arthur F. Knapp                 Purchase                12/28/01                30,000                 $0.170
Arthur F. Knapp                 Purchase                12/31/01               100,000                 $0.169
Arthur F. Knapp                 Purchase                 1/02/02                50,000                 $0.165
Arthur F. Knapp                 Purchase                 1/04/02               100,000                 $0.175
Arthur F. Knapp                 Purchase                 1/07/02               155,000                 $0.175
Arthur F. Knapp                 Purchase                 1/08/02                 1,000                 $0.180
Arthur F. Knapp                 Purchase                 1/10/02                10,000                 $0.200
Arthur F. Knapp                 Purchase                 1/29/02               215,000                 $0.248
Arthur F. Knapp                 Purchase                 1/30/02                85,000                 $0.250
Arthur F. Knapp                 Purchase                 1/31/02                80,000                 $0.255
Arthur F. Knapp                 Purchase                 2/01/02                60,000                 $0.255
Arthur F. Knapp                 Purchase                 2/04/02                80,000                 $0.255
Arthur F. Knapp                 Purchase                 2/05/02                40,000                 $0.255
Arthur F. Knapp                 Purchase                 2/06/02                20,000                 $0.255
Arthur F. Knapp                 Purchase                 2/07/02               140,000                 $0.251
Arthur F. Knapp                 Purchase                 2/08/02               215,000                 $0.251
Arthur F. Knapp                 Purchase                 2/20/02                60,000                 $0.200


        (d) No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the reporting person.

        (e) Not applicable



                                       4.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Arthur F. Knapp
   -------------------------------
        Arthur F. Knapp



                                       5.